Exhibit 99.1

Titan Medical Receives ISO 13485 Certification, Provides Update on Fourth Quarter Milestones

TORONTO--(BUSINESS WIRE)--January 27, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), today announced receipt of ISO 13485 Certification from a European Notified Body following completion of audits of the Company’s quality system and related documentation. This certification represents that Titan’s quality management system (“QMS”) maintains standards that meet international requirements specific to medical device design and development.

ISO 13485 certification is the most common path to meet the QMS medical device requirements in the European Union, Canada and Australia, and serves as the basis for QMS compliance in other countries including Japan, Korea and Brazil.

Titan also announced the achievement of its two other previously stated milestones during the fourth quarter of 2019:

  The Company obtained the final independent report from its validation testing of system safety and usability for the intended users and use environments under simulated robotic manipulation exercises, which are intended to replicate essential surgical tasks.
  The Company completed the robotic system setup user manual for operating room staff and surgeon operation of the surgeon workstation, patient cart, instruments and accessories.

“We are pleased to have achieved these previously stated milestones during the fourth quarter of 2019, especially given the financial challenges we have recently faced,” said David McNally, president and chief executive officer of Titan Medical. “In recent weeks we exercised our $35 million common stock purchase facility with Aspire Capital to fund our work while we continue to seek additional financing.”

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com